UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS
FOR THE MONTH OF AUGUST 2009
Medellín, Colombia, September 11, 2009
Bancolombia S.A. (“Bancolombia”) (NYSE:CIB) reported unconsolidated net income of COP 64.1 billion for the month ended August 31, 2009. Net income for Bancolombia on an unconsolidated basis totaled COP 683.3 billion for the first eight months of 2009, decreasing 10.6% as compared to the same period last year.
•
Net interest income, including interest from investment securities, totaled COP 188.6 billion in August 2009. For the eight month period ended August 31, 2009, net interest income totaled COP 1,749.7 billion, increasing 5.0% as compared to the same period last year.

•
Net fees and income from services totaled COP 65.0 billion in August 2009. For the eight month period ended August 31, 2009, net fees and income from services totaled COP 549.5 billion, which represents an increase of 7.7% as compared to the same period of 2008.

•
Other operating income reached COP 24.7 billion in August 2009. For the eight month period ended August 31, 2009, other operating income totaled COP 227.9 billion, decreasing 49.4% as compared to the same period last year. Bancolombia notes that a considerable part of other operating income comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results.

•
Net provisions charges totaled COP 44.3 billion in August 2009. Net provisions totaled COP 477.9 billion for the eight month period ended August 31, 2009, which represents an increase of 27.3% as compared to the same period of 2008.

•
Operating expenses totaled COP 156.8 billion in August 2009. For the eight month period ended August 31, 2009, operating expenses totaled COP 1,277.0 billion, increasing 11.3% as compared to the same period of 2008.

•	Non-operating income was positively impacted by non-recurring income of COP 12.6 billion, related to the sale of the Bank’s interest in Visa Inc.
Total assets (unconsolidated) amounted to COP 39.4 trillion, gross loans amounted to COP 27.2 trillion, deposits totaled COP 26.1 trillion and Bancolombia’s total shareholders’ equity amounted to COP 6.3 trillion.
Bancolombia’s unconsolidated level of past due loans (overdue more than 30 days) as a percentage of total loans was 3.95% as of August 31, 2009, and the coverage for past due loans was 138.43% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of August 2009, was as follows: 21.4% of total net loans, 21.3% of total checking accounts, 20.0% of total savings accounts, 17.2% of time deposits and 19.3% of total deposits.
This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Aug09/Jul09		Annual
(COP Millions)	Aug-08	Jul-09	Aug-09	$	%	%
ASSETS
Cash and due from banks	2,522,361	2,636,850	3,092,487	455,637	17.28%	22.60%
Overnight funds sold	540,030	1,879,600	1,147,768	-731,832	-38.94%	112.54%
Total cash and equivalents	3,062,391	4,516,450	4,240,255	-276,195	-6.12%	38.46%

Debt securities	4,042,678	4,310,993	4,606,738	295,745	6.86%	13.95%
Trading	1,467,851	1,274,738	1,455,155	180,417	14.15%	-0.86%
Available for Sale	1,182,561	877,662	950,470	72,808	8.30%	-19.63%
Held to Maturity	1,392,266	2,158,593	2,201,113	42,520	1.97%	58.10%
Equity securities	1,124,493	1,244,253	1,234,796	-9,457	-0.76%	9.81%
Trading	44,793	7,368	7,462	94	1.28%	-83.34%
Available for Sale	1,079,700	1,236,885	1,227,334	-9,551	-0.77%	13.67%
Market value allowance	-18,478	-29,060	-29,059	1	0.00%	57.26%
Net investment securities	5,148,693	5,526,186	5,812,475	286,289	5.18%	12.89%

Commercial loans	18,446,451	22,255,217	21,275,325	-979,892	-4.40%	15.34%
Consumer loans	3,879,804	3,561,548	3,535,619	-25,929	-0.73%	-8.87%
Microcredit	122,723	146,964	154,645	7,681	5.23%	26.01%
Mortgage loans	2,245,087	2,385,080	2,284,396	-100,684	-4.22%	1.75%
Allowance for loans and financial leases losses	-1,156,494	-1,467,516	-1,485,293	-17,777	1.21%	28.43%
Net total loans and financial leases	23,537,571	26,881,293	25,764,692	-1,116,601	-4.15%	9.46%

Accrued interest receivable on loans	358,451	355,288	353,966	-1,322	-0.37%	-1.25%
Allowance for accrued interest losses	-25,622	-27,716	-28,404	-688	2.48%	10.86%
Net total interest accrued	332,829	327,572	325,562	-2,010	-0.61%	-2.18%

Customers’ acceptances and derivatives	272,396	209,203	192,077	-17,126	-8.19%	-29.49%
Net accounts receivable	412,947	316,230	325,004	8,774	2.77%	-21.30%
Net premises and equipment	576,859	699,296	700,339	1,043	0.15%	21.41%
Foreclosed assets	3,659	22,187	21,462	-725	-3.27%	486.55%
Prepaid expenses and deferred charges	76,428	105,385	127,379	21,994	20.87%	66.67%
Goodwill	3,509	—	—	—	*	*
Other	436,458	382,619	387,132	4,513	1.18%	-11.30%
Reappraisal of assets	1,064,252	1,399,823	1,525,235	125,412	8.96%	43.32%

Total assets	34,927,992	40,386,244	39,421,612	-964,632	-2.39%	12.87%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,974,829	4,564,297	4,747,394	183,097	4.01%	19.44%
Checking accounts	3,799,981	4,244,652	4,492,966	248,314	5.85%	18.24%
Other	174,848	319,645	254,428	-65,217	-20.40%	45.51%

Interest bearing	17,923,058	22,501,023	21,361,635	-1,139,388	-5.06%	19.19%
Checking accounts	427,142	677,414	672,280	-5,134	-0.76%	57.39%
Time deposits	6,425,137	8,925,436	8,321,534	-603,902	-6.77%	29.52%
Savings deposits	11,070,779	12,898,173	12,367,821	-530,352	-4.11%	11.72%

Total deposits	21,897,887	27,065,320	26,109,029	-956,291	-3.53%	19.23%
Overnight funds	958,477	306,672	330,097	23,425	7.64%	-65.56%
Bank acceptances outstanding	37,484	38,152	36,797	-1,355	-3.55%	-1.83%
Interbank borrowings	641,597	179,050	170,240	-8,810	-4.92%	-73.47%
Borrowings from domestic development banks	1,666,866	1,496,018	1,501,003	4,985	0.33%	-9.95%
Accounts payable	1,101,875	1,414,818	1,133,804	-281,014	-19.86%	2.90%
Accrued interest payable	199,985	335,668	338,813	3,145	0.94%	69.42%
Other liabilities	422,490	350,556	357,502	6,946	1.98%	-15.38%
Bonds	2,046,646	2,673,557	2,680,301	6,744	0.25%	30.96%
Accrued expenses	646,928	419,937	470,044	50,107	11.93%	-27.34%

Total liabilities	29,620,235	34,279,748	33,127,630	-1,152,118	-3.36%	11.84%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	3,426,588	3,833,768	3,897,901	64,133	1.67%	13.75%
Appropiated	2,662,531	3,214,596	3,214,596	—	0.00%	20.73%
Unappropiated	764,057	619,172	683,305	64,133	10.36%	-10.57%

Reappraisal and others	1,523,570	1,859,226	1,984,637	125,411	6.75%	30.26%
Gross unrealized gain or loss on debt securities	-36,315	19,588	17,530	-2,058	-10.51%	-148.27%

Total shareholder’s equity	5,307,757	6,106,496	6,293,982	187,486	3.07%	18.58%

Total liabilities and shareholder’s equity	34,927,992	40,386,244	39,421,612	-964,632	-2.39%	12.87%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(COP Millions)	Aug-08	Aug-09%		Jul-09	Aug-09%
Interest income and expenses
Interest on loans	2,373,777	2,601,468	9.59%	296,232	287,755	-2.86%
Interest on investment securities	208,431	240,535	15.40%	27,395	15,344	-43.99%
Overnight funds	31,601	29,578	-6.40%	3,904	3,371	-13.65%
Total interest income	2,613,809	2,871,581	9.86%	327,531	306,470	-6.43%

Interest expense Checking accounts	10,142	14,610	44.05%	1,677	2,124	26.65%
Time deposits	339,554	497,756	46.59%	58,271	52,107	-10.58%
Savings deposits	359,153	334,275	-6.93%	38,254	34,451	-9.94%
Total interest on deposits	708,849	846,641	19.44%	98,202	88,682	-9.69%

Interbank borrowings	17,694	17,177	-2.92%	806	525	-34.86%
Borrowings from domestic development banks	71,410	74,735	4.66%	7,327	6,869	-6.25%
Overnight funds	57,003	31,460	-44.81%	1,980	1,665	-15.91%
Bonds	92,244	151,912	64.68%	19,574	20,134	2.86%
Total interest expense	947,200	1,121,925	18.45%	127,889	117,875	-7.83%

Net interest income	1,666,609	1,749,656	4.98%	199,642	188,595	-5.53%
Provision for loan and accrued interest losses, net	(433,183)	(566,402)	30.75%	(45,791)	(54,137)	18.23%
Recovery of charged-off loans	40,229	82,277	104.52%	14,867	10,639	-28.44%
Provision for foreclosed assets and other assets	(14,390)	(24,873)	72.85%	(12,365)	(995)	-91.95%
Recovery of provisions for foreclosed assets and other assets	31,802	31,107	-2.19%	533	174	-67.35%

Total net provisions	(375,542)	(477,891)	27.25%	(42,756)	(44,319)	3.66%
Net interest income after provision for loans and accrued interest losses	1,291,067	1,271,765	-1.50%	156,886	144,276	-8.04%

Commissions from banking services and other services	76,800	77,787	1.29%	9,828	9,152	-6.88%
Electronic services and ATM’s fees, net	51,874	35,054	-32.42%	4,248	4,009	-5.63%
Branch network services, net	63,199	67,102	6.18%	9,256	8,129	-12.18%
Collections and payments fees, net	91,066	104,537	14.79%	15,505	11,236	-27.53%
Credit card merchant fees, net	6,362	7,788	22.41%	1,488	1,242	-16.53%
Credit and debit card fees, net	210,974	246,521	16.85%	30,231	29,811	-1.39%
Checking fees, net	43,914	45,661	3.98%	6,169	5,320	-13.76%
Check remittance, net	8,082	6,492	-19.67%	891	758	-14.93%
International operations, net	21,274	27,137	27.56%	3,819	4,154	8.77%
Total fees and other service income	573,545	618,079	7.76%	81,435	73,811	-9.36%

Other fees and service expenses	(63,159)	(68,604)	8.62%	(8,837)	(8,792)	-0.51%
Total fees and income from services, net	510,386	549,475	7.66%	72,598	65,019	-10.44%

Other operating income
Net foreign exchange gains	(81,927)	(163,049)	99.02%	(72,085)	16,842	123.36%
Derivative Financial Instruments	271,573	150,136	-44.72%	83,038	(608)	-100.73%
Gains(Loss) on sales of investments on equity securities	35,683	—	*	—	—	*
Securitization income	29,206	38,329	31.24%	2,839	8,328	193.34%
Dividend income	194,815	201,517	3.44%	68	21	*
Communication, rent payments and others	901	950	5.44%	131	100	-23.66%
Total other operating income	450,251	227,883	-49.39%	13,991	24,683	76.42%

Total income	2,251,704	2,049,123	-9.00%	243,475	233,978	-3.90%
Operating expenses
Salaries and employee benefits	428,849	500,106	16.62%	61,260	61,780	0.85%
Bonus plan payments	68,356	16,989	-75.15%	1,983	323	-83.71%
Compensation	17,439	11,123	-36.22%	991	1,412	42.48%
Administrative and other expenses	555,993	647,114	16.39%	79,628	80,791	1.46%
Deposit security, net	26,642	41,411	55.44%	4,969	5,125	3.14%
Donation expenses	3,098	508	-83.60%	50	50	0.00%
Depreciation	47,159	59,713	26.62%	7,478	7,340	-1.85%
Total operating expenses	1,147,536	1,276,964	11.28%	156,359	156,821	0.30%

Net operating income	1,104,168	772,159	-30.07%	87,116	77,157	-11.43%
Goodwill amortization	9,000	1,841	-79.54%	—	—	*
Non-operating income (expense)
Other income	49,080	103,474	110.83%	8,202	14,522	77.05%
Other expense	(89,721)	(53,844)	-39.99%	(9,195)	(4,939)	-46.29%
Total non-operating income	(40,641)	49,630	222.12%	(993)	9,583	-1065.06%
Income before income taxes	1,054,527	819,948	-22.24%	86,123	86,740	0.72%
Income tax expense	(290,470)	(136,643)	-52.96%	(22,018)	(22,607)	2.68%

Net income	764,057	683,305	-10.57%	64,105	64,133	0.04%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 11, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance